[Exhibit 11]

North Fork Bancorporation, Inc.

COMPUTATION OF NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE
June 30, 2003
(unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2003	2002	2003	2002

Net Income	$96,112,378	$104,450,998	$199,651,559	$202,750,941
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	152,911,128	160,577,644	153,417,362	160,444,876
Weighted Average Common Equivalent Shares	1,540,138	1,910,217	1,543,390	1,888,623

Weighted Average Common and Common Equivalent Shares	154,451,266	162,487,861	154,960,752	162,333,499

Net Income Per Share — Basic	$.63	$.65	$1.30	$1.26
Net Income Per Share — Diluted	.62	.64	1.29	1.25

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